Exhibit 99.1
     Qiao Xing Universal Acquires Interest in Copper-Tin Mine, Expands into Southwest China
     HUIZHOU, China, Jan. 14 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that its newly acquired subsidiary, Guangxi Hongyuan Mining Co., Ltd (“GXHY”), signed a cooperation agreement with the owners of Yinping Copper-Tin Mine, (“Yinping Mine”) to acquire the right to 60% of the profit from the operation of the Yinping Mine.
     “We are pleased with our progress in the execution of our strategy to grow and diversify our resources business in China. Following the acquisition and commercial launch of our molybdenum mine project in Inner Mongolia, we are now aggressively expanding our business into Southwest China, with a focus on Guangxi, a region that is rich in natural resources such as aluminum, zinc, tin and copper,” said Mr. Ruilin Wu, Chairman and Chief Executive Officer of XING. “The Yinping Mine is a small part of the overall Southwest strategy as we continue to negotiate with additional targets.”
     “Through years of research, preparation and trials, our strategy is more clearly defined and our goal to become a pure resources company with relatively large scale is in sight,” commented Mr. Wu. “We are also pleased with our efforts to build our management team with the right academic credentials and industry expertise to support the profitable growth of our resources business. As we look to the future, we remain confident that we are well positioned to create lasting value for our shareholders in 2010 and beyond.”
     The Yinping Mine is already in operation, and currently has milling capacity of 50 tons of ore per day. The Company acquired the right to get 60% profit from the Yinping Mine in exchange for a commitment to invest approximately RMB20 million (US$2.9 million) to add a milling plant with capacity of 200 tons per day. The milling plant expansion is expected to be completed by June 2010, and at current tin prices, is expected to generate net income of RMB18 million (US$2.6 million) per year, with RMB10.8 million (US$1.6 million) accruing to XING. The Company is currently considering the possibility of increasing the milling plant capacity to 300 tons per day.
     The Yinping Mine has tin grade of over 1%, well above the worldwide average grade of 0.45%. According to a domestic technical report, the Yinping Mine has attractive ore deposit, with potential tin reserve of 15,000 tons remained, of which 7000 tons are proven and probable.
     Tin is a highly malleable, silvery-colored metallic element, not easily oxidized in air. It is mainly used in electronic and industrial solders, tin plate, canning and chemicals. Tin’s market has remained tight in recent years, reflecting supply-related issues in China and Indonesia. Tin price is set to trend higher over time, providing that economic activity and tin demand remain stable and positive. According to Chinese foreign investment policy, tin mines are prohibited to be owned by foreign companies. The Company has to set up a special structure to facilitate the co-operation between GXHY and the Yinping Mine following its acquisition of GXHY, which also becomes a foreign invested company.

     About Guangxi Hongyuan Mining Co., Ltd
     The Company acquired Guangxi Hongyuan Mining Co., Ltd (“GXHY”) for nil value. In addition that GXHY signed cooperation agreement with the owners of Yinping Copper-Tin Mine, (“Yinping Mine”) to acquire the right to 60% of the profit from the operation of the Yinping Mine. It also owns an exploration license of a lead-zinc mine in Guangxi autonomous region for about 2.26 square kilometers.
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of Jan 14, 2010.
     For further information, please contact:
      Company Contact:
      Mr. Rick Xiao, Vice President
      Tel: +86-752-282-0268
      Email: rick@qiaoxing.com

      CCG Investor Relations Contact:
      Mr. Ed Job, Account Manager
      Tel: +1-646-213-1914 (NY office)
      Email: ed.job@ccgir.com
SOURCE Qiao Xing Universal Resources, Inc.